Exhibit 99.16

CONSENT OF ARKADIUS TARIGAN

TO BEING NAMED AS A QUALIFIED PERSON

September 10, 2024

I hereby consent to the inclusions of the “Great Bear Gold Project, Ontario, Canada – Voluntary National Instrument 43-101 Technical Report” (“Technical Report”), effective date September 1, 2024 in the report on Form 6-K dated September 10, 2024 to be filed by Kinross Gold Corporation.

I also hereby consent to the incorporation by reference of the Technical Report into the Registration Statements on Form S-8 (Registration No. 333-262966 filed on February 24, 2022, Registration No. 333-217099 filed on April 3, 2017 and Registration Nos. 333-180824, 333-180823 and 333-180822 filed on April 19, 2012).

Sincerely,

/s/ Arkadius Tarigan

Arkadius Tarigan, P.Eng.